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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MANUGISTICS GROUP, INC.
(Name of Subject Company (issuer))

5% CONVERTIBLE SUBORDINATED NOTES DUE 2007
(Title of Class of Securities)

565011 AB9 and 565011 AA1
(CUSIP Number of Class of Securities)

Timothy T. Smith, Esq.
Senior Vice President and General Counsel
Manugistics Group, Inc.
9715 Key West Avenue
Rockville, Maryland 20850
(301) 255-5000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Luke P. Iovine III, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6448

Calculation of Filing Fee:

Transaction valuation*	Amount of filing fee
$175,500,000	$18,779
*
Calculated solely for the purpose of determining the filing fee and based upon a purchase of $175,500,000 principal amount of Manugistics Group Inc.'s 5% Convertible Subordinated Notes due 2007 at a purchase price of $1,000 for each $1,000 principal amount outstanding. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 and such fee is equal to $107 for each $1,000,000 of the value of the transaction.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to an offer by Manugistics Group, Inc., a Delaware corporation (the "Company"), to purchase for cash (the "Offer") any and all of the Company's 5% Convertible Subordinated Notes due 2007 (the "Notes") upon the terms and subject to the conditions set forth in (i) the Offer to Purchase, dated June 2, 2006 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and (ii) the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii). Together the Offer to Purchase and the Letter of Transmittal constitute the "Disclosure Documents". The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in this Schedule TO as set forth below.

Item 1.    Summary Term Sheet

        The information set forth under the caption Summary in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

  (a)
  Name and Address

        The name of the issuer is Manugistics Group, Inc., the address of its principal executive office is 9715 Key West Avenue, Rockville, Maryland 20850 and the telephone number of its principal executive office is (301) 255-5000.

  (b)
  Securities

        The subject class of securities is the Company's 5% Convertible Subordinated Notes due 2007. As of the date of this Schedule TO, there was outstanding $175,500,000 aggregate principal amount of the Notes.

  (c)
  Trading Market and Price

        The information set forth under the caption Market and Trading Information in the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above and is incorporated herein by reference.

        As of the date of this Schedule TO, listed below are (i) each executive officer and director of the Company, (ii) each person controlling the Company, and (iii) each executive officer and director of any corporation or other person ultimately in control of the Company.

Name	Position
Joseph L. Cowan	Chief Executive Officer and Director
Lynn C. Fritz	Director
William H. Gibson	Director
Joseph H. Jacovini	Director
William H. Janeway	Director
Kevin C. Melia	Chairman of the Board and Director
William G. Nelson	Director
Thomas A. Skelton	Director
Edward R. Daihl	Senior Vice President, Revenue Management
Kelly Davis-Stoudt	Vice President, Controller and Chief Accounting Officer
Jeffrey L. Kissling	Senior Vice President and Chief Technology Officer
Ronald P. Kubera	Senior Vice President, Consumer Goods and European Operations
Lori Mitchell-Keller	Senior Vice President, Global Marketing & Solution Management
Timothy T. Smith	Senior Vice President, General Counsel and Secretary

The business address and business telephone number of each person listed above is 9715 Key West Avenue, Rockville, Maryland 20850 and (301) 255-5000.

Item 4.    Terms of the Transaction

  (a)
  Materials Terms

        The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

  •
  Summary

  •
  The Merger and Related Transactions

  •
  Description of the New Bank Facility and Equity Financing

  •
  Certain Considerations

  •
  The Offer

  •
  Expiration Date; Extension; Amendment; Termination

  •
  Acceptance of Notes for Purchase; Payment for Notes

  •
  Procedures for Tendering Notes

  •
  Withdrawal of Tenders; Absence of Appraisal Rights

  •
  Conditions of the Offer

  •
  Description of Notes

  •
  Certain U.S. Federal Income Tax Considerations

  (b)
  Purchases

        No officer, director or affiliate of the Company beneficially owns any Notes and, as such, the Company will not purchase any Notes from any officer, director or affiliate in connection with the Offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (e)   Agreements Involving the Subject Company's Securities.    The Company issued the Notes pursuant to an Indenture, dated as of October 20, 2000 by and between the Company and U.S. Bank National Association, as successor to State Street Bank and Trust Company, as trustee (the "Indenture") (incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-Q (No. 000-22154) filed January 16, 2001).

Item 6.    Purposes of the Transaction and Plans or Proposals

  (a)
  Purposes

        The information set forth under the caption Purpose of the Offer in the Offer to Purchase is incorporated herein by reference.

  (b)
  Use of Securities Acquired

        The information set forth under the caption Purpose of the Offer in the Offer to Purchase is incorporated herein by reference.

  (c)
  Plans

        The information set forth under the caption The Merger and Related Transactions in the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds

        The information set forth under the caption Description of the New Bank Facility and the Equity Financing in the Offer to Purchase is incorporated herein by reference.

  (b)
  Conditions

        The information set forth under the captions Conditions of the Offer and Description of the New Bank Facility and the Equity Financing in the Offer to Purchase is incorporated herein by reference.

  (d)
  Borrowed Funds

        The information set forth under the caption Description of the New Bank Facility and the Equity Financing in the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

  (a)
  Securities Ownership

        None of the persons named in Item 3 above, nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.

  (b)
  Securities Transactions

        None of the persons referenced in this item have engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        The information set forth under the caption Dealer Manager; Information Agent; Depositary in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        The information set forth on pages F-1 through F-33 of the Manugistics Annual Report on Form 10-K for the year ended February 28, 2006 is incorporated herein by reference. The information set forth on pages 56 through 89 of the JDA Software Group, Inc. Annual Report on Form 10-K for the year ended December 31, 2005 is incorporated herein by reference. Each of the Manugistics Annual Report on Form 10-K and the JDA Software Group, Inc. Annual Report on Form 10-K can be accessed electronically on the Securities and Exchange Commission's website at http://www.sec.gov.

Item 11.    Additional Information

        (a)   Agreements, regulatory requirements and legal proceedings. None.

        (b)   Other material information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits

        (a)(1)(i)     Offer to Purchase dated June 2, 2006.

        (a)(1)(ii)     Letter of Transmittal.

        (a)(5)     Press release issued by Manugistics Group, Inc. on June 2, 2006.

        (b)   Senior Secured Credit Facilities Commitment Letter dated April 24, 2006 by and among Citicorp North America, Inc., Citigroup Global Markets Inc., UBS Loan Finance LLC, UBS Securities LLC and JDA Software Group, Inc.

        (d)   Indenture, dated as of October 20, 2000, between Manugistics Group, Inc., as Issuer, and U.S. Bank National Association, as successor to State Street Bank and Trust Company, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 16, 2001).

        (g)   None.

        (h)   None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANUGISTICS GROUP, INC.
	By:	/s/ Joseph L. Cowan

	Name:	Joseph L. Cowan
Dated: June 2, 2006	Title:	Chief Executive Officer

Index to Exhibits

        (a)(1)(i)     Offer to Purchase dated June 2, 2006.

        (a)(1)(ii)     Letter of Transmittal.

        (a)(5)     Press release issued by Manugistics Group, Inc. on June 2, 2006.

        (b)   Senior Secured Credit Facilities Commitment Letter dated April 24, 2006 by and among Citicorp North America, Inc., Citigroup Global Markets Inc., UBS Loan Finance LLC, UBS Securities LLC and JDA Software Group, Inc.

        (d)   Indenture, dated as of October 20, 2000, between Manugistics Group, Inc., as Issuer, and U.S. Bank National Association, as successor to State Street Bank and Trust Company, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 16, 2001).

        (g)   None.

        (h)   None.

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SIGNATURE
Index to Exhibits